UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 14, 2023, Global Blue Group Holding AG (the “Company”) held its annual general meeting at the Park Hyatt hotel at Beethovenstrasse 21, Zurich 8002, Switzerland.

Please refer to Exhibit 99.1 to this Form 6-K for the full slate of matters approved at the annual general meeting.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, 333-267850, and 333-274233) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2023

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	2023 Annual General Meeting Results